EXHIBIT 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2011 first quarter results
Common share dividend increased by 5% to $2.07 per year
2011 financial guidance increased

  Strong Adjusted net earnings attributable to common shareholders of $543 million; Adjusted EPS up 18% to $0.72 per share

  Bell revenues up 1.0% on service revenue growth of 1.8%; EBITDA(1) growth of 6.4% is Bell’s best performance in more than 8 years

  Bell Wireless operating revenues up 9.2%; EBITDA up 12.2%; EBITDA margins increase to over 40%

  Market-leading wireless postpaid net additions of 80,648; smartphones represent 55% of gross postpaid activations; Bell to launch next-generation LTE wireless network in certain markets this year

  Bell Wireline EBITDA growth of 4% driven by rigorous cost control; Fibe TV and Fibe Internet gain further traction; increased ARPU across residential services

MONTRÉAL, May 12, 2011 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported BCE and Bell results for the first quarter of 2011 in accordance with International Financial Reporting Standards (IFRS), and announced both a 5% increase in its annual common share dividend and increased financial guidance for 2011.

BCE delivered strong financial performance with net earnings attributable to common shareholders of $503 million. Net earnings attributable to common shareholders in the first quarter of 2010 in the amount of $706 million included asset sales and other gains of $272 million. Bell had revenue growth of 1.0% on service revenue improvement of 1.8%, reflecting strong TV and wireless revenue growth of 7.5% and 9.2%, respectively; industry-leading overall EBITDA growth of 6.4% and Wireless EBITDA growth of 12.2%; and wireless postpaid net additions of 80,648, the highest among Canada’s incumbent carriers.

“Bell delivered market-leading performance in wireless, strong revenue growth in wireline Internet and TV services, and exceptional EBITDA growth – the highest in the industry and Bell’s best EBITDA growth rate in more than 8 years.” said George Cope, President and CEO of Bell Canada and BCE. “These results underscore the Bell team’s continued strong execution of our 5 Strategic Imperatives, leveraging our broadband network investments with leading TV, Internet and mobile smartphone services while ensuring rigorous and ongoing cost management – including a $90 million reduction in wireline operating costs year over year.”

“We also successfully closed our acquisition of CTV a full quarter ahead of schedule, supporting the increased 2011 financial guidance and the 5% dividend increase we’re announcing today. The increase is well aligned to our dividend growth model and driven by strong expected earnings accretion from CTV. With the launch of the new Bell Media business unit, we’ve quickly leveraged these superior content assets with enhanced Bell Mobile TV and Bell TV Online programming and the launch of TSN Radio,” said Mr. Cope. Bell also announced today

1/12

that the CTV transaction valuation multiple improved to an 8.2x proportionate LTM EBITDA multiple at close compared to 9.6x when the transaction was originally announced.

Today’s dividend announcement represents BCE’s sixth increase to the annual common share dividend, representing a 42% increase, since the fourth quarter of 2008. This is the second such increase this year. The BCE annual common share dividend will increase by 5% to $2.07 per share, effective with BCE’s Q2 2011 dividend payable on July 15, 2011 to shareholders of record at the close of business on June 15, 2011. The increase positions BCE’s payout ratio below the mid-point of its policy range of 65% to 75% of Adjusted EPS. The higher dividend is supported by our increased Adjusted EPS guidance for 2011 and is readily funded from our free cash flow with no material impact on our projected cash balance for year-end 2011 of approximately $400 million to $500 million.

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 5 Strategic Imperatives: Improve Customer Service, Accelerate Wireless, Leverage Wireline Momentum, Invest in Broadband Networks and Services, and Achieve a Competitive Cost Structure.

With its world-leading HSPA+ network and superior selection of smartphones, Bell Wireless added the most new high-value postpaid customers of any incumbent provider this quarter while also achieving the highest EBITDA growth among wireless incumbents. Smartphones represented 55% of gross activations in Q1 and now make up 34% of Bell’s postpaid customer base.

Building on its mobile broadband network leadership, Bell today also announced it would deploy next-generation LTE wireless in certain Canadian markets in 2011, with full national deployment contingent on the availability of new 700 MHz spectrum essential to interoperability and roaming with U.S. and international LTE providers.

Bell Wireline also achieved strong EBITDA growth and increased ARPU across its portfolio of TV, Internet and Home phone residential services, as growing traction of both Fibe TV (now available to more than 800,000 households) and Fibe Internet drove increased triple-play household penetration. Bell Wireline also reduced its residential network access services (NAS) line loss trajectory and increased business NAS lines by 5,044, which contributed to the slowing of voice revenue erosion.

“With our financial performance this quarter, we had a great start to 2011, highlighted by exceptional EBITDA growth, strong margin expansion, and substantial earnings and cash flow generation,” said Siim Vanaselja, Chief Financial Officer of BCE and Bell Canada. “We accelerated strategic investment to lay the groundwork for future core operating performance, while remaining committed to a strong balance sheet position to underpin our capital markets strategy and to further build investor confidence. The successful completion of the CTV acquisition at an attractive valuation multiple enables us to significantly increase our 2011 financial guidance for growth in revenues, EBITDA and Adjusted EPS, positioning us well for a great year.”

Bell’s operating revenues increased by 1.0% this quarter, to $3,882 million, as higher wireless and TV revenues more than offset declines in local and access, long distance, wireline data and equipment and other revenues. Bell’s revenue growth was moderated this quarter as Bell’s Q1 2010 revenues reflected the one-time benefit of the Vancouver 2010 Winter Games. Bell’s EBITDA grew by 6.4% to $1,505 million this quarter due to higher revenues, and lower wireline

2/12

operating costs that reflected the non-recurrence of expenses incurred for the Vancouver 2010 Winter Games.

Bell Wireless operating revenues increased by 9.2% this quarter with service revenues increasing by 8.7% and product revenues increasing by 15.1% . Bell Wireless EBITDA increased by 12.2%, due to the higher operating revenues, even with a higher number of postpaid gross subscriber activations and customer upgrades year over year. Blended ARPU increased by $1.61 to $51.68, reflecting strong data revenue growth of 38% driven by accelerating smartphone adoption and usage.

Bell Wireline operating revenues decreased by 2.7% as TV revenue growth was more than offset by declines in local and access, long distance, data and equipment and other revenues. Bell Wireline EBITDA increased by 4.0% due to cost reductions.

The Bell Wireline segment had total NAS losses of 59,243 this quarter, an improvement of 40.7% compared to last year. High-speed Internet net subscribers increased by 13,161 this quarter or by 25.7% more than last year. Although total TV subscribers increased by 7,663 this quarter compared to an increase of 19,889 in the same period last year, we delivered TV net additions of approximately 12,000 in Ontario and Québec driven by increasing traction of our Bell Fibe TV service.

Bell invested $515 million of capital this quarter, or 16.8% more than the same period last year, due mainly to the deployment of broadband fibre to residential homes and businesses in Ontario and Québec, ongoing enhancement of our wireline broadband network to support the commercial roll-out of Bell Fibe TV, network capacity growth to accommodate increasing Internet and wireless data consumption, increased investment in customer service to improve client care support systems and self-serve tools, and the construction of data hosting centres.

BCE’s cash flows from operating activities were $734 million this quarter compared to $1,004 million in the same period last year due to increased pension contributions at Bell Aliant as well as the payments of CRTC mandated rebates to Bell’s residential home phone customers as part of the disposition of Bell’s remaining deferral account balance. Free cash flow(2) decreased to $265 million this quarter from $560 million last year due to lower cash flows from operating activities and higher capital expenditures.

BCE’s net earnings attributable to common shareholders were $503 million, or $0.67 per share, compared to $706 million, or $0.92 per share, in the same quarter last year. The year-over-year decrease was due mainly to net gains realized on the sale of non-core assets and the fair value gain on the Bell Aliant fund unit liability (the portion of Bell Aliant not held by BCE). BCE’s Adjusted EPS(3) increased by 18.0% to $0.72 due to higher EBITDA, lower net pension finance costs and higher year-over-year tax adjustments from the favourable resolution of uncertain tax positions, partly offset by higher depreciation expense and increased interest expense.

3/12

Financial Highlights

($ millions except per share amounts) (unaudited)	Q1 2011	Q1 2010	% change
Bell (i)
Operating Revenues	3,882	3,845	1.0%
EBITDA	1,505	1,415	6.4%
BCE
Operating Revenues	4,466	4,433	0.7%
EBITDA	1,833	1,753	4.6%
Net Earnings Attributable to Common	503	706	(28.7%)
Shareholders
EPS	0.67	0.92	(27.2%)
Adjusted EPS	0.72	0.61	18.0%
Cash flows from operating activities	734	1,004	(26.9%)
Free Cash Flow	265	560	(52.7%)

(i)	Bell includes the Bell Wireless and Bell Wireline segments.

BCE’s operating revenues increased by 0.7% to $4,466 million this quarter as higher revenues at Bell were partly offset by lower revenues at Bell Aliant.

BCE’s EBITDA increased by 4.6% to $1,833 million this quarter as EBITDA growth at Bell was partly offset by lower EBITDA at Bell Aliant.

Bell Wireless Segment
Bell Wireless delivered market-leading postpaid net additions this quarter, strong data revenue and ARPU growth, double-digit EBITDA growth and increased smartphone penetration.

  Total Bell Wireless operating revenues increased by 9.2% to $1,251 million this quarter. Service revenues increased by 8.7% to $1,145 million due to subscriber growth and wireless data revenue growth of 38%. Product revenues increased by 15.1% to $99 million due to significantly higher smartphone sales and a greater number of customer upgrades.

  Blended ARPU increased by $1.61 to $51.68. Postpaid ARPU increased by $0.79 to $62.51 due to growth in data usage partly offset by lower voice ARPU driven mainly by competitive pricing pressures and substitution by data features and services. Prepaid ARPU decreased by $1.51 to $15.36 due partly to the migration of high-valued prepaid customers to postpaid plans.

  Bell Wireless EBITDA increased by 12.2% to $461 million this quarter due to higher revenues. EBITDA margins on wireless service revenues increased to 40.3% this quarter from 39.0% last year.

  Total gross activations were 423,799 this quarter, or 1.2% lower than last year. Postpaid gross activations were 299,657, or 13.4% higher than last year, despite an increasingly competitive marketplace. With our focus on higher value postpaid customer acquisition and aggressive acquisition offers from new entrants, prepaid gross activations decreased by 24.5% to 124,142.

4/12

  Smartphones represented 55% of postpaid gross activations this quarter as compared to 35% last year.

  Postpaid net additions were 80,648 this quarter, compared to 81,212 last year. The prepaid client base declined by 75,356 this quarter, compared to a decrease of 25,587 last year, due to lower prepaid gross activations and higher churn.

  The Bell Wireless client base reached 7,247,340 at the end of the quarter, an increase of 5.2% compared to last year.

  Postpaid churn increased to 1.4% from 1.2% while prepaid churn increased to 3.7% from 3.4%. Blended churn increased to 1.9% from 1.8% last year.

  Cost of acquisition increased by 14.0% this quarter, to $366 per gross activation, due to higher handset subsidies and commissions.

Bell Wireline Segment
The Bell Wireline segment delivered continued improvement in network access line erosion, solid high-speed Internet subscriber activations, growing traction of Bell Fibe TV and industry leading EBITDA growth.

  Bell Wireline operating revenues decreased by 2.7% to $2,672 million this quarter as TV revenue growth was more than offset by decreases in local and access, long distance, data and equipment & other revenues.

  Bell Wireline EBITDA increased by 4.0% this quarter, to $1,044 million as cost reductions more than offset lower operating revenues.

  Local and access revenues declined by 4.3% to $729 million this quarter due to residential and business NAS erosion that occurred over the last year.

  Total NAS declined by 59,243 this quarter compared to a decline of 99,829 last year. Business NAS increased by 5,044 this quarter compared to a decline of 24,211 last year due to growth in wholesale net additions via a third-party reseller of business access line services. Residential NAS declined by 64,287 compared to a decline of 75,618 last year. The year-over-year improvement in residential NAS line losses reflected increased penetration of service bundles which have been enhanced with our Fibe TV service offer, competitive retention offers and increased customer winbacks. On a year-over-year basis, total NAS declined by 5.1%.

  Long distance revenues declined by 0.8% to $234 million this quarter, reflecting a significant improvement versus previous quarters due to higher sales of global long distance minutes.

  Data revenues decreased by 5.9% to $955 million this quarter as growth in residential Internet service revenues was more than offset by lower sales of data-related equipment and ICT managed services to large business customers, lower legacy data revenues, and IP Broadband service revenues from Q1 2010 related to the Vancouver 2010 Winter Games that did not recur this year.

  High-speed Internet subscribers increased by 13,161 this quarter, or 25.7% more than the 10,467 net additions in the same period last year. At the end of the quarter, Bell had 2,110,487 high-speed Internet subscribers, or 2.1% more than last year.

  TV revenues increased by 7.5% to $460 million this quarter due to subscriber growth and customer upgrades to higher-priced programming packages.

  Total TV subscribers increased by 7,663 this quarter compared to an increase of 19,889 in the same period last year. At the end of the quarter, there were 2,027,761 TV subscribers, or 3.0% more than last year.

  TV subscriber churn increased to 1.4% from 1.1% last year.

  Equipment and other revenues decreased by 3.5% to $219 million this quarter.

5/12

Bell Aliant Regional Communications
Bell Aliant’s revenues decreased to $682 million this quarter, or by 1.0%, due to lower local and access, long distance and equipment and other revenues. Bell Aliant’s EBITDA decreased by 3.0%, to $328 million due to lower revenues.

Common Share Dividend
BCE’s Board of Directors has declared a quarterly dividend of $0.5175 per common share, payable on July 15, 2011 to shareholders of record at the close of business on June 15, 2011.

Outlook
With the closing of the acquisition of CTV and the launch of Bell Media, a newly formed business unit encompassing all of CTV, on April 1, 2011, BCE has updated its financial guidance for 2011 as follows:

2011 Guidance	Issued	Updated
	February 10, 2011	May 12, 2011
Bell (i)
Revenue Growth	1% - 2%	9% to 11%
EBITDA Growth	2% - 4%	8% to 10%
Capital Intensity	~16%	No change
BCE
Adjusted EPS	$2.90 - $3.00	$2.95 - $3.05
Adjusted EPS Growth	4% - 8%	6% - 9%
Free Cash Flow	$2,200 M - $2,300 M	No change
Free Cash Flow Growth (ii)	2% - 6%	No change
Common share dividend	$1.97	$2.07
Common share dividend growth	7.7%	13.1%

(i)	Bell’s 2011 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.
(ii)	The range of free cash flow growth excludes the $750 million voluntary pension plan contribution made in December 2010.

Call with Financial Analysts
BCE will hold a conference call for financial analysts to discuss its first quarter results on Thursday, May 12 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen-only basis. To participate, please dial 416-340-8530 or toll-free 1-877-240-9772 shortly before the start of the call. A replay will be available for one week by dialing 905-694-9451 or 1-800-408-3053 and entering pass code 8888557#.

There will also be a live audio webcast of the call available on BCE’s website at: http://www.bce.ca/en/news/eventscalendar/webcasts/2011/20110512/. The mp3 file will be available for download on this page later in the day.

6/12

Notes
The information contained in this news release is unaudited. The financial results contained in this news release were prepared in accordance with International Financial Reporting Standards (IFRS).

(1)

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA is also used as a component in the determination of short-term incentive compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(2)

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest, and Bell Aliant free cash flow. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2011	Q1 2010
Cash flows from operating activities	734	1,004
Bell Aliant distributions to BCE	63	73
Capital expenditures	(634)	(535)
Dividends paid on preferred shares	(28)	(28)
Dividends paid by subsidiaries to non-controlling interest	(91)	-
Acquisition costs paid	4	4
Bell Aliant free cash flow	217	42
Free cash flow	265	560

(3)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share. We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax and non-controlling interest severance, acquisition and other costs, and net (gains) losses on investments. For 2010, we also exclude the effects of the fair value adjustments on the fund unit liability and we adjust earnings to reflect the interest on the fund unit liability as non-controlling interest. We exclude these items because they affect the

7/12

comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE Inc. common share (Adjusted EPS), respectively.

($ millions except per share amounts)
	Q1 2011		Q1 2010
		PER		PER
	TOTAL	SHARE	TOTAL	SHARE
Net earnings attributable to common shareholders	503	0.67	706	0.92
Severance, acquisition and other costs	40	0.05	25	0.03
Net (gains) losses on investments	-	-	(125)	(0.16)
Fair value adjustment of fund unit liability	-	-	(147)	(0.19)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	8	0.01
Adjusted net earnings	543	0.72	467	0.61

Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2011 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), BCE’s dividend policy, our LTE wireless network deployment plans, our objectives, plans and strategic priorities, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at May 12, 2011 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after May 12, 2011. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2011 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

8/12

Material Assumptions

Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2011 contained in this news release, including, but not limited to: (i) growth in the Canadian economy of approximately 2.9% in 2011 based on the Bank of Canada’s estimate, (ii) continued cost rationalization and cautious spending by business customers given employment levels and the modest pace of economic recovery, (iii) current levels of residential wireline competition to continue especially from cable companies and providers of Voice over Internet Protocol (VoIP) services, (iv) higher wireline substitution, due primarily to the presence of new wireless entrants and the accelerating adoption of mobile Internet and mobile television, and (v) wireless industry penetration gain of 4 to 5 basis points in 2011 stimulated, in particular, by new entrant competition, the accelerating adoption of smartphones and the use of data applications, as well as by the emergence of new types of wireless devices such as tablets.

Operational Assumptions
Our forward-looking statements for 2011 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) further reduction in local line losses as we leverage our broadband fibre investments in both TV and Internet to drive three-product household penetration, increase our multiple-dwelling unit (MDU) market share and generate higher pull-through attach rates for our other residential services, (ii) targeted retention and service bundle offers, customer winbacks and better service execution to reduce residential NAS line losses year over year, (iii) subscriber acquisition and higher average revenue per unit (ARPU) at Bell TV to be driven by Bell’s ability to leverage its market leadership position in high definition programming, seek greater penetration within the MDU market, capitalize on its extensive retail distribution network, which includes The Source, and the progressive rollout of Bell Canada’s IPTV service in Toronto and Montréal, (iv) substantial ongoing investments in our fibre optic networks to further expand our wireline broadband footprint to strengthen our competitive position versus cable companies and allow for the introduction of leading edge IP products not available through cable technologies, (v) increased business customer spending, new business formation and higher demand for connectivity and ICT services, as the economy strengthens and employment rates improve, to result in a gradual improvement in the performance of our Business Markets unit including business NAS line losses, (vi) expense savings and operating efficiency gains to be achieved from renegotiated contracts with our vendors and outsource suppliers, lower corporate support costs, further streamlining of our labour force, field services productivity improvements, consolidating management roles and organizational structures to achieve further operational efficiencies, reducing traffic that is not on our own network, and managing content costs, (vii) continued customer migration to Internet Protocol (IP)-based systems and ongoing pricing pressures in our business and wholesale markets, (viii) Bell to benefit from the flow-through of significant investments made in 2010 in customer acquisition and retention along with continued acceleration in smartphone activations and data usage, (ix) new wireless entrant competition to intensify in 2011 as additional service providers come to market and existing providers continue to open new markets and improve their distribution reach, (x) wireless revenue growth to be driven by ARPU from new services, careful price management and continued disciplined expansion of our subscriber base, (xi) Bell to benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services, (xii) continued diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased subscriber acquisition costs driven by increased

9/12

smartphone customer penetration, (xiii) Bell to maintain its market share of the incumbent wireless postpaid market, (xiv) Bell’s ability to leverage its HSPA+ network investments to drive a higher mix of smartphone and other high-value customers, resulting in higher data and roaming revenues, (xv) Bell Media maintaining the top 20 ratings position in conventional TV to support growth in advertising, (xvi) continued advertising momentum for Bell Media’s specialty assets, leveraging off ratings increases in our sports specialty services and reflecting stronger year-over-year subscription revenues, (xvii) maintaining a strong competitive position in Bell Media’s Toronto radio market with the launch of TSN Radio and early ratings success of the Flow 93.5 radio station (acquired in January 2011), (xviii) continue to successfully acquire high-rated programming and differentiated content for Bell Media’s conventional and specialty TV assets, and (xix) continued investment in high definition for Bell Media’s specialty channels and the successful transition to digital TV as mandated by the CRTC.

Financial Assumptions
Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning Bell (excluding Bell Aliant) which have been updated to reflect the inclusion of Bell Media results starting in the second quarter of 2011. These include, but are not limited to: (i) Bell’s total pension expense to be approximately $130 million, based on an estimated accounting discount rate of 5.5% and an expected return on plan assets of 7%, with an estimated above EBITDA pension current service cost of approximately $190 million and an estimated below EBITDA net pension financing return of approximately $60 million, (ii) Bell’s total pension plan cash funding to be approximately $425 million, (iii) Bell’s cash taxes to be approximately $225 million, and (iv) Bell to repay its 2011 debt maturities.

Our forward-looking statements for 2011 are also based on certain financial assumptions for 2011 concerning BCE, including, but not limited to: (i) depreciation and amortization expense approximately $100 million higher compared to 2010, (ii) severance, acquisition and other costs in the range of $350 million to $400 million, (iii) a statutory tax rate of approximately 28.3% and an effective tax rate of approximately 25%, and (iv) an annual common share dividend of $1.97 per share.

The foregoing assumptions, although considered reasonable by BCE on May 12, 2011, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2011 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2011 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: (i) the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants and their ability to launch or expand services, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, ARPU and financial results; (ii) variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and subsidy levels; (iii) the level of technological substitution contributing to reduced utilization of traditional wireline voice services and the increasing number of households that have only wireless telephone services; (iv) the

10/12

increased adoption by customers of TV alternative services; (v) general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; (vi) our ability to implement our strategies and plans in order to produce the expected benefits; (vii) our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; (viii) our ability to respond to technological changes and rapidly offer new products and services; (ix) increased contributions to employee benefit plans; (x) events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and software; (xi) the complexity and costs of our IT environment; (xii) events affecting the ability of third-party suppliers to provide to us essential products and services and our ability to purchase essential products and services such as handsets; (xiii) the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; (xiv) labour disruptions; (xv) the potential adverse effects on our Internet and wireless networks of the significant increase in broadband demand and in the volume of wireless data-driven traffic; (xvi) capital and other expenditure levels, financing and debt requirements and our ability to raise the capital we need to implement our business plan, including for dividend payments and to fund capital and other expenditures and generally meet our financial obligations; (xvii) our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; (xviii) regulatory initiatives or proceedings (including the possibility of Industry Canada increasing spectrum licence fees and possible changes to foreign ownership restrictions), litigation, changes in laws or regulations and tax matters; (xix) Bell Media’s significant dependence on advertising revenues and the potential adverse effect thereon from economic conditions, cyclical and seasonal variations, technological changes and competitive pressures; (xx) launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell TV); (xxi) competition from unregulated U.S. direct-to-home (DTH) satellite television services sold illegally in Canada and the theft of our satellite television services; (xxii) availability of new 700 MHz spectrum necessary to deploy LTE wireless technology; (xxiii) BCE Inc.’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; (xxiv) there can be no certainty that dividends will be declared by BCE Inc.’s board of directors or that BCE Inc.’s dividend policy will be maintained; (xxv) stock market volatility; (xxvi) our ability to maintain customer service and our networks operational in the event of the occurrence of environmental disasters or epidemics, pandemics and other health risks; (xxvii) health concerns about radio frequency emissions from wireless devices; and (xxviii) employee retention and performance.

For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2010 Annual MD&A dated March 10, 2011 (included in the BCE 2010 Annual Report) and BCE’s 2011 First Quarter MD&A dated May 11, 2011, both filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

11/12

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit www.bell.ca/letstalk.

Bell is wholly owned by BCE Inc. BCE shares are listed in Canada and the United States. For BCE corporate information, please visit www.bce.ca. For Bell product and service information, please visit www.bell.ca. For Bell Media, please visit www.bellmedia.ca.

Media inquiries:
Marie-Ève Francœur
Bell Media Relations
514 391-5263
marie-eve.francoeur@bell.ca

 Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca

12/12